Exhibit 99.1

Silicon Motion Announces Third Quarter Results for the Period Ended September 30, 2007: Sales & Net Income Set New Third Quarter Record

Third Quarter 2007

Financial Highlights:

•	Net sales increased 44% year-over-year to US$45.8 million, a new record high

•	Gross margin excluding stock-based compensation was slightly higher from 2Q07 at 53.2%

•	GAAP gross margin rose slightly to 53.0%

•	Operating margin excluding stock-based compensation and acquisition-related charges decreased slightly from 32.0% in 2Q07 to 31.7%

•	Net income excluding stock based-compensation and acquisition-related charges increased 45% year-over-year to US$14.0 million in 3Q07, a new record high

•	Diluted earnings per ADS excluding stock-based compensation and acquisition-related charges were US$0.40, up 29% from US$0.31 in 3Q06

•	GAAP diluted earnings per ADS were US$0.30, up 7% from US$0.28 in 3Q06

Business Highlights:

•	Total unit shipments increased 57% year-over-year and were flat sequentially at 78.5 million units

•	Microsoft selected the Company’s embedded flash controllers for its recently launched next-generation flash-based Zune portable media player

•	SSD controller design wins with Smart Modular for its XCeedUltra SATA SSD targeting server and enterprise applications, as well as with Transcend, A-Data, and PQI for their upcoming SATA SSD products

•	Flash card controller design wins for Lexar Media’s Professional UDMA Compact Flash, PNY’s Optima Pro Compact Flash, as well as with Japan’s Hagiwara and Buffalo

•	USB flash drive design wins with Lexar Media for its JumpDrive and PNY for its Attaché USB Flash Drive

•	PC camera SoCs demonstrated strong initial ramp in 3Q07 with almost a half a million units sold to Asustek, Quanta, FIC, and other ODMs

•	A PCS single chip transceiver design win with LG and a CDMA single chip transceiver design win with TCL

Taipei, Taiwan, October 30, 2007 – Silicon Motion Technology Corporation (NASDAQ : SIMO; “the Company”) today announced its third quarter 2007 financial results. Third quarter revenue increased 44% year-over-year to US$45.8 million and GAAP net income increased 13% year-over-year to US$10.0 million, or US$0.30 per diluted ADS, compared to US$0.28 per diluted ADS in the third quarter of 2006. Non-GAAP net income, which excludes stock-based compensation and acquisition-related charges, increased 45% year-over-year to US$14.0 million, or US$0.40 per diluted ADS, compared to US$0.31 per diluted ADS in the third quarter of 2006.

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“As we predicted during our second quarter results announcement, the third quarter was a difficult period for us as well as the overall merchant controller market because customers faced NAND flash shortages. We also noted that shortages were being caused by speculative activities and would be temporary; since early September we have been seeing improving data points such as increasing availability of NAND flash and more realistic prices, which suggest improving business dynamics. During this challenging quarter, we continued to execute well and win important new business, and as a result, we believe we have strengthened our overall market position. Our revenue for the quarter of US$45.8 million, a new 3Q record high, slightly exceeded our initial guidance of US$43 to 45 million.”

“We continue to believe in the strong secular growth outlook of the NAND flash industry. It remains one of the fastest growing segments in the broader semiconductor market, and one that will likely continue to surprise with new innovative growth drivers. On the demand side, we expect that increasing affordability will continue to boost the sales of flash cards, USB flash drives, as well as new technologies such as solid state drives and embedded flash controllers. The strength of our advanced technology portfolio, first-class engineering talent, economies of scale, and established track record with customers and NAND flash vendors should continue to position us well for growing market opportunities. Last quarter we announced that we will be supplying embedded SSD controllers for Asustek’s eeePC, the world’s first notebook PC developed for high volume production using only a SSD. We were therefore thrilled when the eeePC was launched on October 16 and that Asustek expects to sell three to five million units in 2008. The selection of our SSD controller solution by Asustek is validation of the strength of our flash controller technology, which we believe is among the best in the industry. Another validation of our technological capabilities was the selection by Smart Modular of our SSD controller for its XCeedUltra SATA SSD, which targets server and enterprise applications. We are also thrilled that our embedded flash controller business continues to gain traction with leading global OEMs, and are proud that Microsoft selected our embedded flash controller solution for its recently launched next-generation flash-based Zune portable media player. We therefore remain optimistic about our strong market position and business outlook.”

Third Quarter 2007 Financial Review (1)

Sales

Net sales in the third quarter totaled US$45.8 million, an increase of 44% from 3Q06 and an increase of 4% compared with 2Q07. Overall unit shipments increased 57% from 3Q06 and were flat from 2Q07. The blended average selling price (ASP) per unit increased 4% from 2Q07.

Our key products, as percentages of net sales, are as follows:

As % of Net Sales	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Mobile Storage	84%	72%	85%	92%	90%	90%	79%	72%
Multimedia SoCs	16%	27%	14%	8%	9%	9%	12%	11%
Mobile Communications[2]							9%	17%
Others	0%	1%	1%	0%	1%	1%	1%	0%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Our product mix changed with the acquisition of FCI at the end of April 2007. Mobile storage products, which were 92% of net sales in 3Q06 declined to 72% of net sales in 3Q07. Card controllers, which were almost 80% of our revenue in 3Q06 declined to under 60% in 3Q07. FCI, our mobile communications business, now accounts for 17% of net sales.

[1]

Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

[2]	Revenues from Mobile Communications did not exist prior to the acquisition of Future Communications IC, Inc. (“FCI”) in the second quarter of 2007.

Net sales from mobile storage products, which include flash memory card controllers, USB flash drive controllers, and card reader controllers, increased 13% from 3Q06 to US$32.8 million and decreased 6% from 2Q07. Unit shipments increased 43% from 3Q06 and decreased 3% from 2Q07 to 70.7 million units as a result of unfavorable NAND flash market conditions for many of the Company’s customers. The ASP per unit in 3Q07 declined by 3% from 2Q07.

Net sales from multimedia SoC products, which include embedded graphics processors, MP3 SoCs, and PC camera SoCs, increased 110% from 3Q06 and were flat from 2Q07 at US$5.2 million. Unit shipments of multimedia SoC products increased over 610% from 3Q06 and increased 27% from 2Q07 to 2.8 million units because of ramping PC camera SoC shipments and continued growth of MP3 SoC volume. The ASP per unit in 3Q07 declined 21% largely because of a shift in product mix towards lower ASP MP3 SoCs and PC camera SoCs from much higher ASP graphics products.

Net sales from mobile communication products, which include mobile TV tuners, CDMA RF ICs, and electronic toll collection (ETC) RF ICs, increased 90% from 2Q07 to US$7.8 million. Unit shipments of communication products increased 57% from 2Q07 to 5.0 million because the Company accounted for three months of revenues in 3Q07 versus two months of revenues in 2Q07 following the completion of the FCI acquisition at the end of April and also because of growth in the mobile TV tuner business and ramping ETC RF IC sales. The ASP per unit in 3Q07 increased 21% largely because of a shift in product mix towards higher ASP mobile TV tuners and ETC RF ICs from lower ASP CDMA RF ICs.

Unit Shipment (million units)	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Mobile Storage	30.1	20.3	29.0	49.6	62.0	64.1	73.1	70.7
Multimedia SoCs	0.9	0.5	0.3	0.4	0.6	1.2	2.2	2.8
Mobile Communications							3.2	5.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	31.1	20.8	29.3	50.0	62.6	65.3	78.5	78.5

Margins

Gross margin excluding stock-based compensation was 53.2%, which was slightly higher than 52.9% in 2Q07. GAAP gross margin was 53.0%, also slightly higher than 52.6% in 2Q07.

Operating expense excluding stock-based compensation and acquisition-related charges was 21.5% of net sales, which was higher than 20.8% in 2Q07, mainly due to slightly higher general and administrative expenses. Research and development expenses and selling and marketing expenses, both as percentage of net sales, were unchanged compared to the previous quarter. Stock-based compensation as a percent of net sales was 4.8%, which was slightly lower than 5.4% in 2Q07, largely because of one-time expenses in the previous quarter which relate to the Company’s FCI acquisition. Acquisition-related charges declined from $3.8 million in 2Q07 to US$1.7 million because the Company incurred a one-time US$2.1 million in-process research and development expense in 2Q07 that was related to the FCI acquisition.

Operating margin excluding stock-based compensation and acquisition-related charges was 31.7%, which was slightly lower than 32.0% in 2Q07. GAAP operating margin was 23.1%, which was higher than 18.1% in 2Q07.

Earnings

Net income excluding stock-based compensation and acquisition-related charges increased 45% year-over-year to US$14.0 million in 3Q07. Diluted earnings per ADS excluding stock-based compensation and acquisition-related charges were US$0.40, up 29% from US$0.31 in 3Q06.

GAAP net income increased 13% year-over-year to US$10.0 million in 3Q07. Diluted GAAP earnings per ADS were US$0.30, an increase of 7% from US$0.28 in 3Q06.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“We are more optimistic about our current business outlook than compared to three months ago. NAND flash bit growth in the fourth quarter should be much stronger than the third quarter, which should mean improved availability of flash for our customers. Additionally, despite fears that US macro economic issues may affect consumer spending, current indications suggest that handsets and other electronic devices that use our products continue to sell well.”

As a result, for the fourth quarter, Management expects:

•	Revenue of approximately US$50 –52 million, which represents a quarter-over-quarter increase of 9 – 14% and a 40 - 46% increase year-over-year

•	Non-GAAP gross margin[3] to remain in the 52 - 53% range with GAAP gross margin also in the 52-53% range

[3]	Excludes estimated fourth quarter stock based compensation expense of US$0.1 million

•	Non-GAAP operating margin[4] to be in the 31 - 32% range with GAAP operating margin in the 22 – 23% range

The Company affirms that it expects full year diluted earnings per ADS in 2007, on a non-GAAP basis excluding estimated full year stock-based compensation expenses of US$7.8 – 8.3 million and estimated full year acquisition-related charges of US$6.8 million, to increase from US$1.01 in 2006 to a range of approximately US$1.60 – 1.70, which represents growth of 58 - 68% over the previous year. On a GAAP basis, we expect full year diluted earnings per ADS in 2007 to be in the range of $1.20 – 1.30.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on October 31.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=P4G87HKXA

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 680 0890

USA (Toll): 1 617 213 4857

Taiwan (Toll Free) 0080 144 4360

Participant Passcode: 1849 0629

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 6699 1300

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

[4]	Excludes estimated fourth quarter stock-based compensation expense of US$2.0-2.5 million and estimated fourth quarter acquisition-related charges of US$1.3 million

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and acquisition-related charges, including, non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each or these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.

Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

In-process research and development consists of one-time charges incurred in connection with the acquisition of FCI in 2Q 2007 that otherwise would not have been incurred and therefore we have excluded the effects of these charges from our non-GAAP operating income and non-GAAP net income. In-process research and development consists of technology projects which, as of acquisition date, had not yet reached technological feasibility and there are no future alternative uses that exist. We believe it is useful for investors to understand the effect of this expense on our statement of operations. This non-GAAP adjustment is intended to reflect acquisition-related expense incurred that is not directly associated with our continuing operations.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Sep. 30, 2006 (NT$)	Jun. 30, 2007 (NT$)	Sep. 30, 2007 (NT$)	Sep. 30, 2006 (US$)	Jun. 30, 2007 (US$)	Sep. 30, 2007 (US$)
Net Sales	1,036,680	1,446,207	1,497,494	31,732	44,267	45,837
Cost of sales	482,295	685,693	704,289	14,763	20,988	21,558

Gross profit	554,385	760,514	793,205	16,969	23,279	24,279
Operating expenses
Research & development	158,046	200,818	207,997	4,838	6,146	6,367
Sales & marketing	48,884	78,846	75,839	1,496	2,413	2,321
General & administrative	56,987	95,588	107,286	1,744	2,926	3,284
In-process research and development	—	69,189	—	—	2,118	—
Amortization of intangibles assets	—	54,472	55,994	—	1,667	1,714

Operating income	290,468	261,601	346,089	8,891	8,007	10,593
Non-operating income (expense)
Gain on sale of investments	4,271	4,886	10,545	131	150	323
Interest income (net)	17,744	12,366	9,076	543	378	278
Foreign exchange gain (loss)	(2,627)	(4,384)	(7,194)	(80)	(134)	(220)
Investment income	—	772	—	—	23	—
Others	3,189	18	10	97	1	—

Subtotal	22,577	13,658	12,437	691	418	381

Income before tax	313,045	275,259	358,256	9582	8,425	10,974
Income tax expense	23,740	2,915	30,523	727	89	934

Net income	289,305	272,344	328,003	8,855	8,336	10,040

Basic earnings per ADS	$9.38	$8.43	$10.00	$0.29	$0.26	$0.31
Diluted earnings per ADS	$9.23	$8.14	$9.66	$0.28	$0.25	$0.30

	For the Three Months Ended
	Sep. 30, 2006 (NT$)	Jun. 30, 2007 (NT$)	Sep. 30, 2007 (NT$)	Sep. 30, 2006 (US$)	Jun. 30, 2007 (US$)	Sep. 30, 2007 (US$)
Margin Analysis:
Gross margin	53.5%	52.6%	53.0%	53.5%	52.6%	53.0%
Operating margin	28.0%	18.1%	23.1%	28.0%	18.1%	23.1%
Net margin	27.9%	18.8%	21.9%	27.9%	18.8%	21.9%
Additional Data:
Weighted avg. ADS equivalents[5]	30,832	32,312	32,815	30,832	32,312	32,815
Diluted ADS equivalents	31,336	33,453	33,942	31,336	33,453	33,942

[5]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Sep. 30, 2006 (NT$)	Jun. 30, 2007 (NT$)	Sep. 30, 2007 (NT$)	Sep. 30, 2006 (US$)	Jun. 30, 2007 (US$)	Sep. 30, 2007 (US$)
GAAP cost of sales	482,295	685,693	704,289	14,763	20,988	21,558
Adjustment for share-based compensation	(454)	(3,972)	(3,693)	(14)	(121)	(113)

Non GAAP cost of sales	481,841	681,721	700,596	14,749	20,867	21,445

GAAP operating income	290,468	261,601	346,089	8,891	8,007	10,593
Adjustment for share-based compensation within:
Cost of sales	454	3,972	3,693	14	121	113
Research & development	14,483	39,915	35,646	443	1,222	1,092
Sales & marketing	4,254	14,199	13,584	130	435	416
General & administrative	6,711	19,985	19,642	205	612	601
In-process research and development	—	69,189	—	—	2,118	—
Amortization of intangibles assets	—	54,472	55,994	—	1,667	1,714

Non-GAAP operating income	316,370	463,333	474,648	9,683	14,182	14,529

GAAP Net income	289,305	272,344	328,003	8,855	8,336	10,040
Adjustment for share-based compensation within:
Cost of sales	454	3,972	3,693	14	121	113
Research & development	14,483	39,915	35,646	443	1,222	1,092
Sales & marketing	4,254	14,199	13,584	130	435	416
General & administrative	6,711	19,985	19,642	205	612	601
In-process research and development	—	69,189	—	—	2,118	—
Amortization of intangibles assets	—	54,472	55,994	—	1,667	1,714

Non-GAAP Net income	315,207	474,076	456,562	9,647	14,511	13,976

Diluted earnings per ADS:
GAAP	$9.23	$8.14	$9.66	$0.28	$0.25	$0.30
Non-GAAP	$9.97	$13.72	$13.03	$0.31	$0.42	$0.40

	For the Three Months Ended
	Sep. 30, 2006 (NT$)	Jun. 30, 2007 (NT$)	Sep. 30, 2007 (NT$)	Sep. 30, 2006 (US$)	Jun. 30, 2007 (US$)	Sep. 30, 2007 (US$)
Shares used in computing diluted net income per share:
GAAP	31,336	33,453	33,942	31,336	33,453	33,942
Non-GAAP	31,619	34,558	35,028	31,619	34,558	35,028
Gross margin
GAAP	53.5%	52.6%	53.0%	53.5%	52.6%	53.0%
Non-GAAP	53.5%	52.9%	53.2%	53.5%	52.9%	53.2%
Operating margin
GAAP	28.0%	18.1%	23.1%	28.0%	18.1%	23.1%
Non-GAAP	30.5%	32.0%	31.7%	30.5%	32.0%	31.7%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per share data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2006 (NT$)		Sep. 30, 2007 (NT$)		Sep. 30, 2006 (US$)		Sep. 30, 2007 (US$)
Net Sales		2,289,780		4,115,214		70,088		125,963
Cost of sales		1,067,683		1,934,478		32,681		59,213

Gross profit		1,222,097		2,180,736		37,407		66,750
Operating expenses
Research & development		349,413		582,757		10,695		17,838
Sales & marketing		139,081		215,834		4,257		6,606
General & administrative		147,939		269,424		4,528		8,247
In-process research and development		—		69,189		—		2,118
Amortization of intangible assets		—		110,467		—		3,381

Subtotal		636,433		1,247,671		19,480		38,190

Operating income		585,664		933,065		17,927		28,560
Non-operating expense (income)
Gain on sale of investments		12,590		20,778		385		636
Interest income (net)		46,337		41,987		1,417		1,285
Investments income		—		772		—		24
Foreign exchange gain (loss)		(1,910)		(13,539)		(58)		(414)
Others		4,493		27		138		1

Subtotal		61,510		50,025		1,882		1,532

Income before tax		647,174		983,090		19,809		30,092
Income tax expense		34,403		56,975		1,053		1,744

Net income		612,771		926,115		18,756		28,348

Basic earnings per ADS	NT$	19.90	NT$	28.94	US$	0.61	US$	0.89
Diluted earnings per ADS	NT$	19.57	NT$	27.99	US$	0.60	US$	0.86
Margin Analysis:
Gross margin		53.4%		53.0%		53.4%		53.0%
Operating margin		25.6%		22.7%		25.6%		22.7%
Net margin		26.8%		22.5%		26.8%		22.5%
Additional Data:
Weighted average ADS equivalents		30,769		32,036		30,769		32,036
Diluted ADS equivalents		31,305		33,121		31,305		33,121

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$32.67 to US$1 on Sep. 30, 2007.

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2006 (NT$)	Sep. 30, 2007 (NT$)	Dec. 31, 2006 (US$)	Sep. 30, 2007 (US$)
Cash and cash equivalents	1,808,042	1,585,464	55,343	48,530
Short-term investments	1,458,847	1,400,438	44,654	42,866
Accounts receivable, net	841,764	778,803	25,766	23,838
Inventories	427,116	679,057	13,074	20,785
Refundable deposits - current	65,000	107,442	1,990	3,289
Deferred income tax assets, net	103,603	88,256	3,171	2,701
Prepaid expenses and other current assets	244,832	242,127	7,493	7,412

Total current assets	4,949,204	4,881,587	151,491	149,421
Long-term investments	170,942	134,111	5,232	4,105
Property and equipment (net)	319,356	499,870	9,775	15,301
Goodwill and intangible assets (net)	—	2,440,963	—	74,716
Other assets	89,182	232,622	2,730	7,120

Total assets	$5,528,684	$8,189,153	$169,228	$250,663

Accounts payable	525,173	362,240	16,075	11,088
Income tax payable	139,268	200,092	4,262	6,125
Accrued expenses and other current liabilities	294,061	461,100	9,002	14,113

Total current liabilities	958,502	1,023,432	29,339	31,326
Accrued pension cost	1,018	1,783	31	55
Other long-term liabilities	1,040	49,647	32	1,520

Total liabilities	960,560	1,074,862	29,402	32,901
Shareholders’ equity	4,568,124	7,114,291	139,826	217,762

Total liabilities & shareholders’ equity	$5,528,684	$8,189,153	$169,228	$250,663

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets universally compatible, high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: our mobile storage business, multimedia SoC business, and mobile communications business. Our mobile storage business is our significantly larger business and is composed of microcontrollers, also commonly known as controllers, used in NAND flash memory storage products such as flash memory cards, USB flash drives and card readers. These flash memory storage products are widely used by consumers to store data on multimedia consumer electronics devices such as mobile phones, digital still cameras, personal digital assistants, personal navigation devices and personal multimedia players, and notebook and desktop personal computers. Our multimedia SoC business is composed of products that support MP3 and personal multimedia players, PC cameras and embedded graphics applications. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs and electronics toll collection RF ICs, which became our new product line as a result of our recent acquisition of FCI.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2007 revenue, gross margin and operating margin and full fiscal year 2007 diluted earnings per ADS, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter and the full fiscal year. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 2, 2007. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw